March 13, 2007

To:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Saskatchewan Securities Commission

Commission des valeurs mobilieres du Quebec

Nova Scotia Securities Commission

Newfoundland Securities Commission

The Toronto Stock Exchange

Industry Canada Corporation Director

United States Securities & Exchange Commission

The American Stock Exchange

Dear Sirs:

Re:

Eldorado Gold Corporation

In accordance with National Instrument 51-102 we advise the following with respect to the upcoming Meeting of the Shareholders for the subject Company:

1.

Meeting Type

:

Annual Routine

2.

Security Description of Voting Issue:

:

Common

3.

CUSIP Number

:

284902103

4.

Record Date

:

April 9, 2007

5.

Meeting Date

:

May 24, 2007

6.

Meeting Location

:

Vancouver

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn L. Moss”

Dawn L. Moss

Corporate Secretary

cc:  June Glover, Senior Account Manager

      Computershare Trust Company of Canada

       Josh Lewis

       Fasken Martineau DuMoulin LLP

      Ken Sam

      Dorsey & Whitney LLP